SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                   ONEOK, INC.
                                (Name of Issuer)


                    Common Stock, $0.01 par value, per share
                         (Title of Class of Securities)


                                    68267810
                                 (CUSIP Number)




                                Steven L. Kitchen
                            Executive Vice President,
                          and Chief Financial Officer
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6300

                                with a copy to:

                            John K. Rosenberg, Esq.
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 26, 1997
             (Date of Event which Requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 11 pages

--------------------
CUSIP NO.  68267810                                 13D
--------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Western Resources, Inc.; 48-0290150
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)      [ ]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                      OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Kansas
--------------------------------------------------------------------------------

           NUMBER       7.   SOLE VOTING POWER
          OF SHARES
        BENEFICIALLY         3,094,257 shares of Common Stock.
           OWNED
          BY EACH            An additional 19,946,448 shares of Common Stock
         REPORTING           issuable in certain circumstances in the event of
          PERSON             the conversion (the conditions for which are not
           WITH              expected to occur within the next 60 days)
                             of 19,946,448 shares of Series A Convertible
                             Preferred Stock.
                        --------------------------------------------------------
                        8.   SHARED VOTING POWER
                                      0

                        --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER

                             3,094,257 shares of Common Stock.

                             An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

                        --------------------------------------------------------


                               Page 2 of 10 pages

                         10.  SHARED DISPOSITIVE POWER

                                         0
                         -------------------------------------------------------

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     3,094,257 shares of Common Stock.

     An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9% of the Common Stock.

     Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days)of Series A Convertible Preferred Stock.
     ---------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON CO
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 3 of 11 pages

         Item 1.  SECURITY AND ISSUER.

         This statement is filed by Western Resources, Inc., a Kansas corporation ("WRI") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") with its principal executive offices at 100 West Fifth Street, Tulsa, Oklahoma 74103.

         Item 2.  IDENTITY AND BACKGROUND.

         WRI has its principal office and principal place of business at 818 Kansas Avenue, Topeka, Kansas 66612.

         WRI is engaged principally in the production, purchase, transmission, distribution and sale of electricity, and holds investments in companies engaged in the delivery and sale of natural gas and the provision of electronic monitored security services.

         The name, business address and present principal occupation of each executive officer and director of WRI are set forth in Exhibit 1 hereto and incorporated herein by reference. Each executive officer and director of WRI is a citizen of the United States.

         During the last five years, neither WRI nor, to the best of WRI's knowledge, any of its directors or officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither WRI nor, to the best of WRI's knowledge, any of its directors or officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, WRI contributed its gas business assets to the Issuer in exchange for the 3,094,257 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Convertible Preferred Stock") reported in this Schedule 13D.

         Item 4.  PURPOSE OF THE TRANSACTION.

         Pursuant to a Contribution Agreement, dated as of December 12, 1996, as amended and restated as of May 19, 1997 (the "Contribution Agreement"), among WRI, ONEOK Inc., a Delaware corporation ("Old ONEOK") and the Issuer, WRI contributed to the Issuer all of the assets of WRI that were primarily used in, or primarily related to or primarily generated by, the field operations of the local natural gas distribution business of WRI, and all of the outstanding capital stock of WRI's direct or indirect wholly-owned subsidiaries, Westar Gas Marketing, Inc. and MCMC, Inc. (collectively, the "Assets"). In addition to issuing the Common Stock and the Series A Convertible Preferred Stock, pursuant to the Contribution Agreement the Issuer assumed all of the liabilities of WRI that arise primarily out of, or relate primarily to or are primarily generated by, the Assets and certain additional debt of WRI, and Old ONEOK merged (the "Merger") with and into the Issuer, with the Issuer as the


                               Page 4 of 11 pages
surviving corporation. In the Merger, the Issuer's name was changed from "WAI, Inc." to "ONEOK, Inc."

         WRI entered into the Contribution Agreement with the Issuer because WRI believed that the combination of its natural gas business with the Issuer would create an opportunity to capitalize on the strengths of both companies, would concentrate gas management expertise at the Issuer, and allow WRI to concentrate on its electric utility operations.

         The terms of the Contribution Agreement, the Merger and the transactions contemplated thereby were arrived at through negotiations between WRI and Old ONEOK. WRI intends to continue to review its investment in the Issuer on an ongoing basis and based upon the results of such review, WRI's contractual obligations entered into in connection with such investment, market and general economic conditions, regulatory approvals and other regulatory conditions and other facts WRI deems relevant, may seek to modify its investment in the Issuer through any available means including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein (including the exhibits hereto which are incorporated herein by reference), and subject to the foregoing, WRI has no current plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

         A.  SERIES A CONVERTIBLE PREFERRED STOCK

         Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, in whole or in part, at any time following the occurrence of a Regulatory Change, into Common Stock at the rate of one share of Common Stock for each share of Series A Convertible Preferred Stock (as adjusted). In addition, any shares of the Series A Convertible Preferred Stock transferred by WRI to any person other than WRI or its affiliates will automatically be converted into shares of Common Stock. The holders of Series A Convertible Preferred Stock will be entitled, with respect to each dividend period on the Common Stock, to receive a dividend payment thereon that is equal to 1.5 times (prior to the fifth anniversary of the closing), and 1.25 times (thereafter), the dividend amount declared in respect of each share of Common Stock for such dividend period provided that the aggregate annual dividend amount payable in respect of each share of Series A Convertible Preferred Stock is not less than $1.80 per share.

         A "Regulatory Change" will be deemed to have occurred upon the receipt by WRI of an opinion of WRI's counsel (which counsel must be reasonably acceptable to the Issuer) to the effect that either (1) the Public Utility Holding Act of 1935, as amended (the "1935 Act"), has been repealed, modified, amended or otherwise changed or (2) WRI has received an exemption, or, in the unqualified opinion of such counsel, is entitled without any regulatory approval to claim an exemption, or has received an approval or no-action letter from the Securities and Exchange Commission or its staff under the 1935 Act or has registered under the 1935 Act, or any combination of the foregoing, and as a consequence of (1) and/or (2) WRI may fully and legally exercise the rights set forth in the Shareholder Agreement (as defined herein) which take effect in the period after a Regulatory Change has occurred.

         Shares of Series A Convertible Preferred Stock are non-voting, except that they vote with the Common Stock (and any other class or series of stock which may be similarly entitled to vote with the holders of Common Stock) as a single class with respect to (i) any proposal to adopt the Opt-out Amendment (as defined herein) and (ii) any transaction which, if consummated, would constitute a Change in Control of the Issuer. With respect to any such transaction, each share of Series A Convertible Preferred Stock shall carry a number of votes equal to the number of votes carried in the aggregate by the number of shares of Common Stock issuable upon conversion of one share of Series A Convertible Preferred Stock.

         Pursuant to the Contribution Agreement, at the earlier of the Issuer's first annual meeting of its shareholders after the Merger, or at a special meeting to be held no later than 120 days after the Merger, the Issuer shall propose and recommend and use its best efforts to obtain, approval of an amendment (the "Opt-out Amendment") to the Issuer's certificate of incorporation that provides (a) that Sections 1145 through 1155 of Title 18 of the Oklahoma Statutes, as the same may be amended (the "Control Share Acquisition Statute") shall not apply to the Issuer as of a date no more than two days after the date of such


                               Page 5 of 11 pages
shareholders' meeting and (b) that such amendment may be further amended only by the affirmative vote of at least sixty-six and two-thirds per cent (66 2/3%) of the voting power of all outstanding equity securities of the Issuer, voting as a class.

         "Change in Control" means the occurrence of any one of the following events: (1) any person (other than the Shareholder Group) becoming the beneficial owner, directly or indirectly, of voting securities, pursuant to the consummation of a merger, consolidation, sale of all or substantially all of the Issuer's assets, share exchange or similar form of corporate transaction involving the Issuer or any of its subsidiaries that requires the approval of the Issuer's shareholders, whether for such transaction or the issuance of securities in such transaction, so as to cause such person's Voting Ownership Percentage to exceed the Control Percentage (both as defined in Item 6 below); provided, however, that no Change in Control shall be deemed to have occcured as the result of acquisitions (A) by any employee benefit plan sponsored or maintained by the Issuer or any affiliate, or (B) by any underwriter temporarily holding securities pursuant to an offering of such securities; (2) the consummation of a merger, consolidation, sale of all or substantially all of the Issuer's assets, share exchange or similar form of corporate transaction involving the Issuer or any of its subsidiaries that requires the approval of the Issuer's shareholders, whether for such transaction or the issuance of securities in such transaction, unless immediately following such transaction more than 50% of the total voting power of (x) the corporation resulting from such transaction, or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of such resulting corporation, is represented by voting securities that were outstanding immediately prior to such transaction (or, if applicable, shares into which such voting securities were converted pursuant to such transaction), and such voting power among the holders of such voting securities that were outstanding immediately prior to such transaction is in substantially the same proportion as the voting power of such voting securities among the holders thereof immediately prior to such transaction; or
(3) the consummation of a plan of complete liquidation or dissolution of the Issuer.

          "Shareholder Group" means WRI, any WRI affiliate and any person with whom WRI or any of its affiliates is part of a partnership, limited partnership, syndicate or other group of persons acquiring, holding, voting or disposing of any voting securities which would be required to file a statement on Schedule 13D under Section 13(d) of the Securities Exchange Act of 1934, as amended.

         B.  SERIES B CONVERTIBLE PREFERRED STOCK

         Shares of the Series B Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the "Series B Convertible Preferred Stock") will be issued to WRI in exchange for shares of Common Stock purchased by WRI in the open market upon WRI's exercise of its Top-Up Rights (as defined in the Shareholder Agreement described in Item 6 below). The terms of the Series B Convertible Preferred Stock are the same as the Series A Convertible Preferred Stock, except that (i) the dividend amount on each share of Series B Convertible Preferred Stock is equal to 1.25 times the dividend amount declared in respect of each share of Common Stock for each dividend period (as adjusted to reflect any stock split or similar events) and (ii) prior to the fifth anniversary of the closing date, the aggregate annual dividend amount will equal an amount not less than $1.50 per share of Series B Convertible Preferred Stock and, thereafter, the aggregate annual dividend amount will equal an amount not less than $1.80 per share of Series B Convertible Preferred Stock.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) WRI holds 3,094,257 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock. The shares of Common Stock held by WRI constitute 9.9% of the currently


                               Page 6 of 11 pages
     outstanding Common Stock. Such shares of Series A Convertible Preferred Stock would constitute 35.1% of the outstanding Common Stock upon (and after giving effect to) conversion of the Series A Convertible Preferred Stock; however, they are not currently convertible and WRI does not expect that a Regulatory Change will occur within the next 60 days. Other than Steven L. Kitchen, an executive officer of WRI and a director of the Issuer, who owns 100 shares of Common Stock, to the knowledge of WRI none of its executive officers or directors owns any Common Stock.

(b) WRI has the sole power to vote and to dispose of the Common Stock, including any such shares owned following conversion of the Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, reported herein.

(c) Other than the transactions described herein, no transactions in the Common Stock were effected by WRI in the past sixty days.

(d)  None.

(e) Not applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A.  SHAREHOLDER AGREEMENT

         In connection with the transactions described herein, the Issuer and WRI entered into a Shareholder Agreement, dated as of November 26, 1997 (the "Shareholder Agreement"). The following description of the Shareholder Agreement is qualified in its entirety by reference to the complete text of such document which is attached as Exhibit 3 hereto.

         The Shareholder Agreement provides, among other things, for the following:

         WRI and its affiliates will be prohibited from taking certain actions, including, without limitation: (a) prior to the occurrence of a Regulatory Change, the acquisition of voting securities of the Issuer that would cause the Shareholder Group to have securities representing more than 9.9% of the Voting Ownership Percentage and, at any time, the acquisition of securities that would cause the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage; (b) the deposit of the Issuer's securities in a voting trust or subjecting of such securities to any similar arrangement or proxy with respect to the voting of such securities; (c) commencement of certain solicitations, participation in a 13D group or initiation of any shareholder proposal under the Federal proxy rules; (d) the commencement of a merger, acquisition or other business combination transaction relating to the Issuer; and (e) engagement in any other action, either alone or in concert with others, to seek to control or influence the Issuer's management, board of directors (the "Board") or policies.

         In the event that the Shareholder Group's Total Ownership Percentage falls below the Maximum Ownership Percentage, WRI has certain rights to acquire additional securities to restore the Total Ownership Percentage of the Shareholder Group to the Maximum Ownership Percentage. WRI may exercise such rights either (i) by purchasing Common Stock in the open market or otherwise (and, to the extent such purchases would cause the Shareholder Group's Voting Ownership Percentage to exceed 9.9% prior to a Regulatory Change, exchanging such shares on a share-for-share basis for Series B Convertible Preferred Stock) or (ii) in certain events where the reduction in the Shareholder Group's Total Ownership Percentage is caused by a dilutive issuance by the Issuer, by requiring the Issuer to issue to WRI at the issue price per share in such issuance, prior to a Regulatory Change, additional shares of Common Stock and, to the extent such issuance would cause the Shareholder Group's Voting Ownership Percentage to exceed 9.9%, Series B Convertible Preferred Stock sufficient to restore the Shareholder Group's Total Ownership Percentage to the Maximum Ownership Percentage and, after a


                               Page 7 of 11 pages

Regulatory Change, shares of Common Stock sufficient to restore the Shareholder Group's Total Ownership Percentage to the Maximum Ownership Percentage minus 10%.

         "Total Ownership Percentage" means, calculated at a particular point in time, the voting power which would be represented by the securities beneficially owned by the person whose Total Ownership Percentage is being determined if all shares of convertible preferred stock (or other securities convertible into voting securities) beneficially owned by such person were converted into shares of Common Stock (or other voting security). "Voting Ownership Percentage" means, calculated at a particular point in time, the voting power represented by the Common Stock and shares of any other class of capital stock of the Issuer then entitled to vote in the election of directors (not including convertible preferred stock prior to conversion) beneficially owned by the person whose voting ownership percentage is being determined. "Maximum Ownership Percentage" means, calculated at a particular point in time, a Total Ownership Percentage of 45.0%, less the voting power represented by all voting securities transferred by the Shareholder Group during the term of the Shareholder Agreement (including the voting power represented by any shares of convertible preferred stock which were converted into shares of Common Stock contemporaneously with such transfer pursuant to the terms of the Shareholder Agreement). "Control Percentage" means a Voting Ownership Percentage of 15%, during the period prior to a Regulatory Change, and a Voting Ownership Percentage of 35% thereafter.

         The Shareholder Agreement provides that WRI shall be entitled to designate, and the Issuer shall include in a slate of directors nominated by the Board and shall use its best efforts to cause the reelection of, two directors of the Issuer. Upon a Regulatory Change, the Board shall expand the Board to ensure that WRI can designate four directors (if the size of the Board is 14 or fewer) or one-third of the Board (if the size of the Board is greater than 14). Pursuant to the Contribution Agreement, four former employees of WRI became officers of the Issuer following the Merger.

         During the term of the Shareholder Agreement, the Shareholder Group is prohibited, without the prior written consent of a majority of the Issuer's independent directors, from transferring any securities of the Issuer, except
(a) transfers of securities representing voting power of less than 5% provided that the transferee does not have a Voting Ownership Percentage of 5% or more immediately prior to such transfer; (b) in a bona fide underwritten public offering pursuant to the Registration Rights Agreement (as defined below); (c) pursuant to a pro rata distribution to WRI's shareholders or within the Shareholder Group; and (d) pursuant to a procedure which permits WRI to transfer securities representing 5% or more of the outstanding voting power, provided that the Issuer has been given notice thereof, and has failed, within a specified period of time, to purchase from WRI the securities proposed to be sold at a cash purchase price per share equal to 98.5% of the then current market price for the Common Stock. In addition, in the case of a bona fide third party tender offer for the Issuer, WRI may tender into such offer a proportionate amount of its Issuer securities.

         During the term of the Shareholder Agreement, WRI has agreed to vote all voting securities owned by it as follows: (a) with respect to the election of directors, WRI will vote its voting securities in favor of the election of all candidates for director nominated by the Board; (b) with respect to any proposal initiated by a shareholder of the Issuer relating to the redemption of the rights issued pursuant to the shareholder protection right agreement of the Issuer or any modification of such agreement (other than nonbinding precatory resolutions), WRI shall, and shall cause each member of the Shareholder Group to, vote all voting securities beneficially owned by WRI or any member of the Shareholder Group in accordance with the recommendation of the Board; (c) with respect to transactions constituting a Change in Control or with respect to any proposal relating to the Opt-out Amendment, WRI may vote any or all of the voting securities and convertible preferred stock held by the Shareholder Group in its sole discretion; (d) with respect to any proposed amendment to the Issuer's certificate of incorporation or by-laws which would reasonably cause the Issuer to become subject to (i) the Control Share Acquisition


                               Page 8 of 11 pages

Statute or (ii) any other provisions which are substantially similar to the Control Share Acquisition Statute, WRI or any member of the Shareholder Group has the right to abstain or vote against such amendment; (e) with respect to all other matters, (i) prior to the occurrence of a Regulatory Change, WRI may vote any voting securities of the Issuer held by the Shareholder Group in WRI's sole discretion and (ii) after the occurrence of a Regulatory Change, WRI may vote in its sole discretion up to 9.9% of the Issuer's outstanding voting power and WRI must vote any other voting securities owned by it in the same proportion as all voting securities voted on such other matter are voted by the other shareholders of the Issuer.

         The Shareholder Agreement terminates under certain circumstances, including, but not limited to: (a) the quarterly dividend on the Common Stock falling below $0.30 per share (as adjusted to reflect any stock split or similar events) in any five quarters or the Issuer's failure to pay the stated quarterly dividend on any series of convertible preferred stock in any five quarters; (b) election to the Board of a majority of directors other than those nominated by its Nominating Committee or an increase in the size of the Board to more than 21; (c) the Shareholder Group's Total Ownership Percentage falling below 9.9% at any time or (d) the Shareholder Group's Total Ownership Percentage falling below 30% at any time following the 15th anniversary of the signing of the Shareholder Agreement. In addition, on the 15th and each subsequent anniversary of the signing of the Shareholder Agreement, each of WRI and the Issuer, on behalf of the Issuer's shareholders, has the right to buy from or sell to the other, by purchase, sale or credible tender offer, as appropriate, all outstanding shares of the Issuer's capital stock beneficially owned by the selling party (which, in the case of the Issuer, means the shareholders of the Issuer other than WRI and the Shareholder Group) on terms set forth in the Shareholders Agreement. In addition, if at any time after the occurrence of a Regulatory Change, the Issuer believes in good faith that WRI's regulatory status as modified by such Regulatory Change would place an unreasonable restriction on the implementation of the Issuer's strategic business plans, the Issuer may immediately initiate its buy/sell rights.

         B.  THE REGISTRATION RIGHTS AGREEMENT

         Pursuant to the Registration Rights Agreement, dated November 26, 1997 (the "Registration Rights Agreement"), between the Issuer and WRI (attached as
Exhibit 4 hereto), the Issuer has agreed to grant to WRI certain rights to require the Issuer to register (five times upon demand and with unlimited piggyback requests) under the Securities Act of 1933, as amended, WRI's shares of Common Stock, including shares obtainable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, subject to certain conditions.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The foregoing descriptions of the documents listed in this Item 7 and filed as exhibits hereto are qualified in their entirety by the complete texts of such documents.

         Exhibit 1         Identity of Executive Officers and Directors of WRI

         Exhibit 2 Certificate of Designation for Series A and Series B Convertible Preferred Stock

         Exhibit 3 Shareholder Agreement, dated as of November 26, 1997, between WRI and the Issuer

         Exhibit 4 Registration Rights Agreement, dated as of November 26, 1997, between WRI and the Issuer


                               Page 9 of 11 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WESTERN RESOURCES, INC.


                                    By:  /s/ Steven L. Kitchen
                                             Steven L. Kitchen
                                             Executive Vice President,
                                               and Chief Financial Officer




Dated: December 5, 1997


                               Page 10 of 11 pages

                                 EXHIBIT INDEX



  Exhibit 1         Identity of Executive Officers and Directors of WRI

  Exhibit 2 Certificates of Designation for Series A and Series B Convertible Preferred Stock

  Exhibit 3 Shareholder Agreement, dated as of November 26, 1997, between WRI and the Issuer

  Exhibit 4         Registration Rights Agreement, dated as of November
                           26, 1997, between WRI and the Issuer


                               Page 11 of 11 pages